Exhibit 12.1

WISCONSIN ELECTRIC POWER COMPANY

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Nine Months
	Ended	Twelve Months Ended
(Millions, except ratios)	09/30/17	12/31/16	12/31/15		12/31/14	12/31/13	12/31/12

EARNINGS
Pre-tax income *	$417.6	$572.7	$584.0		$593.1	$549.6	$548.5

FIXED CHARGES
Interest expense	88.0	117.6	119.0		116.5	121.4	113.2
Capitalized interest	0.8	1.7	2.2		1.8	7.4	14.5
Estimated interest component of rentals	111.3	154.1	149.8		141.6	140.4	141.1
Total fixed charges as defined	200.1	273.4	271.0		259.9	269.2	268.8

Total earnings as defined	$617.7	$846.1	$855.0		$853.0	$818.8	$817.3

RATIO OF EARNINGS TO FIXED CHARGES	3.1x	3.1x	3.2x	x	3.3x	3.0x	3.0x

*  Pre-tax income consists of income before income taxes less undistributed earnings of equity investees.